

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Mr. Ronald J. Packard
Chief Executive Officer
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

> **Re: K12 Inc.**
> **Amendment 2 to Preliminary Proxy Statement**
> **Filed December 2, 2010**
> **File No. 001-33883**

Dear Mr. Packard:

   We have completed our review of your filing and do not have any further comments at this time.

                                        Sincerely,

                                        /s/ Larry Spirgel
                                        Larry Spirgel
                                        Assistant Director

CC: William B. Sorabella, Esq.
Via Facsimile: (212) 446-6460